June 23, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Bel Fuse Inc.

Registration Statement on Form S-3

File No. 333-239189

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement (the "Registration Statement"), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), Bel Fuse Inc. (the "Company") hereby requests that the above-mentioned Registration Statement be declared effective by the Securities and Exchange Commission (the "Commission") at 9:00 a.m., Eastern Time, on June 26, 2020, or as soon thereafter as practicable.

Please call Lloyd Jeglikowski of Lowenstein Sandler LLP at 973-597-6320 to confirm the effectiveness of the Registration Statement or with any questions that you may have.

Very truly yours,

BEL FUSE INC.

By: /s/ Craig Brosious

       Name:  Craig Brosious

       Title:  Vice President of Finance